11 January 2000

Ref: 03/00

BHP receives approval to develop Keith oil field

in UK North Sea

The Broken Hill Proprietary Company Limited (BHP) today announced BHP Petroleum and its partners in North Sea Block 9/8a have received approval from the UK Department of Trade and Industry to develop the Keith oil field.

Keith is located 320km north east of Aberdeen and lies close to the BP Amoco-operated Bruce oil field, in which BHP Petroleum has a 16 per cent equity. The Keith development is consistent with BHP's efforts to deliver value enhancements from existing and new assets by exploiting near field potential.

The subsea development of Keith will involve the re-use of a suspended appraisal well, 9/8a-14, which will be tied back some 7km to the Bruce Western Area Development (WAD). This single well will access around 15 million barrels of oil equivalent of proved and probable reserves (4.8 mmboe net to BHP) with capital expenditure estimated at around A$62 million (A$19 m net BHP). Drilling activity associated with well re-entry and completion is scheduled to begin in the third quarter 2000 with first oil targeted for the end of the year.

The performance of the reservoir during this single production well phase will determine to what extent, if any, further development of the geologically complex Keith field is justified. Future phases, if appropriate, offer the potential for significant additional volumes of hydrocarbons and would be subject to a separate approvals process.

BHP Petroleum holds a 31.83 per cent operated interest in the Keith field with partners BP Amoco Exploration (34.83 per cent), Elf Exploration (23.33 per cent) Veba Oil & Gas (8.33 per cent) and Total Oil Marine (1.67 per cent).

Contact:

Media Relations Dr Malcolm Garratt, Manager External Affairs, BHP Petroleum

Tel: +61 3 9652 6872

Mandy Frostick, Manager Media Relations, BHP Group

Tel: +61 3 9609 4157 Mobile:+61 419 546 245

Investor Relations Dr Robert Porter, Vice President Investor Relations

Tel:+61 3 9609 3540 Mobile:+61 +419 587 456

Chris Huntley (London)

Tel:+44 20 7802 7331

Pierre Hirsch - BHP Investor Relations San Francisco

Tel: (415) 774 2030